Filed by LinnCo, LLC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linn Energy, LLC

Commission File No.: 000-51719

Exchange Offer for LINE Units March 23, 2016

Offer Overview

Summary(1) Offer to exchange each outstanding LINE unit for one LNCO share Purpose of the Offer To permit holders of LINE units to maintain their economic interest in LINE through LNCO Exchange may allow LINE unitholders to avoid future allocations of taxable income and loss, including cancellation of debt income (“CODI”), that could result from future debt restructuring or other strategic transactions by LINE Participation in the Offer Because the tax situation of each LINE unitholder is unique, LNCO recommends that LINE unitholders consult their own tax advisor to determine whether it is in that unitholder’s best interest to participate The Companies LINN Energy, LLC (NASDAQ: LINE) Treated as a partnership for federal and all relevant state income tax purposes All items of income, gain, loss, deduction and credit of LINE are allocated directly to LINE unitholders and reported on LINE unitholders’ separate returns LinnCo, LLC (NASDAQ: LNCO) Treated as a corporation for federal and all relevant state income tax purposes All items of income, gain, loss, deduction and credit of LNCO are reported on LNCO’s separate tax return and are not allocated to LNCO shareholders Expiration The exchange offer is scheduled to expire midnight (ET), April 18, 2016, unless extended or terminated The information contained in this presentation is a summary and is qualified in full by reference to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 22, 2016.

Evaluating the Options(1) Please refer to the full table on pages 13 and 14 on the Registration Statement on Form S-4 filed on March 22, 2016 for further details regarding each option. Holder may have passive losses to offset the tax liability. If sold the month prior to CODI event. Similar to a sale; proceeds will equal the fair market value of LNCO shares. Subject to ordinary income recapture. Indirect ownership through LNCO.

Selected Q&A About the Offer

Selected Q&A About the Offer What happens if I do not tender (exchange) my LINE units? You will continue to own LINE units unless you sell or dispose of them in another transaction Tax items of gain or loss will continue to be allocated to you in accordance with the applicable tax rules EXAMPLE: If future restructuring of LINE indebtedness results in $1 billion, $3 billion or $5 billion of CODI, then $2.83, $8.50 and $14.17, respectively, of CODI will be allocated to each outstanding LINE unit(1)(2) LINE unitholders are highly encouraged to consult their own tax advisors to determine the specific consequences of participating or not participating in the offer What events will trigger CODI? CODI is potentially recognized when existing LINN indebtedness is reduced, modified or exchanged The filing of a petition under Chapter 11 of the U.S. Bankruptcy Code does not itself cause LINE to recognize CODI; however, it is likely that the final resolution of a bankruptcy plan would cause LINE to recognize an amount of CODI, which may be substantial Will I have to pay any fee or commission to exchange my LINE units? If you are a record owner of your LINE units and you tender these units in the offer, you will not have to pay brokerage fees, commissions or similar expenses If you own your LINE units through a broker, dealer, commercial bank, trust company or other nominee and that broker or other such nominee tenders your LINE units on your behalf, your broker or other such nominee may charge a fee for doing so(3) Based on 352,751,460 LINE units outstanding (excluding unvested restricted units) as of March 18, 2016. CODI is not itself an additional tax due but is an amount that must be reported as ordinary income by the unitholder, potentially increasing such unitholder’s tax liabilities. The amount of any such tax liability resulting from allocations of CODI will vary depending on each unitholder’s individual tax circumstances. Please consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

Selected Q&A About the Offer (Continued) What will I receive for my LINE units? One LNCO share for each validly tendered LINE unit Entitles each LNCO shareholder to the same distribution (if any) per LINE unit, less amount reserved to cover LNCO estimated income tax liability Entitles each LNCO shareholder to vote indirectly on any matter submitted by LINE to a vote of its unitholders How do I tender (exchange) my LINE units? Beginning around March 31, you should receive by mail or electronically (if you elected e-delivery through a broker) a package containing the disclosure documents and instructions as to how to exchange your units The method of exchange depends on how you hold your units: Units held through a broker, dealer, commercial bank, trust company or other nominee Using information provided by your broker, instruct your broker to facilitate tender by book-entry transfer through The Depository Trust Company Units represented by physical certificates (Record Holders) Deliver certificates representing LINE units together with a letter of transmittal and any other documents required by the letter of transmittal, to American Stock Transfer & Trust Company (the “exchange agent”) no later than the expiration date You MUST take affirmative action to action to exchange your shares Exchange agent address and other procedures for book-entry tender can be found in the Registration Statement on Form S-4 filed on March 22, 2016.

Selected Q&A About the Offer (Continued) Is LNCO “safer” than LINE? It is possible that either or both LINN Energy and LinnCo could seek protection under Chapter 11 of the U.S. Bankruptcy Code, and it is possible that LinnCo shares and LINN Energy units could be severely diluted or even eliminated in such proceedings You should consult your own investment advisor Whom should I call if I have questions about the exchange process? D.F. King & Co., Inc., information agent, toll free at (877) 297-1738 or contact the information agent via e-mail at linn@dfking.com LINE unitholders are highly encouraged to consult their own tax or financial advisors to determine the specific consequences of participating or not participating in the offer

Forward-Looking Statements and Risk Factors This presentation includes “forward-looking statements.” All statements, other than statements of historical facts, included in this presentation that address activities, events or developments that LinnCo expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. These statements include, but are not limited to forward-looking statements about the possible advantages and benefits, tax treatment of the Exchange Offer and the timing of expiration of the Exchange Offer. These statements are based on certain assumptions made by LinnCo based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond LinnCo’s control, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. You should carefully review the Risk Factors and other disclosure contained in LinnCo’s Registration Statement on Form S-4 filed with the SEC on March 22, 2016, as well as in LinnCo’s and LINN Energy’s Annual Reports on Form 10-K for the year ended December 31, 2015, each filed on March 15, 2016. IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC  This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the units, nor is it a substitute for the registration statement and the exchange offer materials that LinnCo has filed with the SEC. THE EXCHANGE OFFER MATERIALS (INCLUDING A PROSPECTUS, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) CONTAIN IMPORTANT INFORMATION. LINN UNITHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT LINE UNITHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR UNITS. The Prospectus, the related Letter of Transmittal and certain other exchange offer documents are available to all LINE unitholders at no expense to them. The exchange offer materials are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting LinnCo’s Investor Relations department at (281) 840-4193 or D.F. King & Co., Inc., the information agent for the Exchange Offer, at (877) 297-1738.